Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
May 6, 2004

Extendicare Inc. Begins 2004 With Strong First Quarter

•	Health care earnings of $0.21 per diluted share; total earnings of $0.40 per diluted share

•	U.S. Medicare census rises to 17.1%

•	Completes US$125 million bond refinancing in April; reduces debt

•	Announces plans for a 5 facility acquisition in the U.S.

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. reported net earnings of $28.3 million ($0.40 per diluted share) in the 2004 first quarter, up from net earnings of $17.9 million ($0.25 per diluted share) in the three months ended March 31, 2003. Earnings from health care operations rose to $25.9 million from $5.4 million. Results included a gain from asset disposals and other items of $10.1 million ($0.16 per share) in the 2004 first quarter compared to $1.1 million or $0.01 per share, in the prior year period. Earnings from health care operations, prior to these items were $15.2 million, or $0.21 per diluted share, compared to $4.3 million, or $0.06 per diluted share.

“Our U.S. operations continued its strong performance in the first quarter,” said Mel Rhinelander, President and Chief Executive Officer of Extendicare Inc. “We are also pleased with the success of our recent debt refinancing, which further improves the financial stability of the Company. However, our Canadian operations were negatively impacted by Ontario’s reduced property tax funding and occupancy level pressures.”

Extendicare Health Services, Inc.’s, (EHSI), Medicare patient census increased to 17.1% of its total nursing home census from 15.3% in the 2003 first quarter and from 15.8% in the 2003 fourth quarter. On a same-facility basis, EHSI’s total average daily census in its nursing homes was 12,880 compared to 12,875 in the 2003 first quarter and 12,986 in the 2003 fourth quarter. Though EHSI experienced a small decline in nursing home residents served from the 2003 fourth quarter level, this was more than offset by the increase in Medicare patients served.

As a result of EHSI’s debt refinancing, Extendicare has lowered its long-term debt from $738.3 million at March 31, 2004 to approximately $711.7 million, and reduced its weighted average interest rate to approximately 6.5% compared to 8.0% at March 31, 2004. At these interest rates and debt levels, this will result in annual interest savings of approximately $12.9 million.

Extendicare is concerned about the Ontario government’s decision regarding funding for property taxes however, the Company is optimistic they will honour their commitment to seniors by ensuring long-term care facilities are adequately funded. The Ontario government indicated in April 2004 that it would not increase its fixed pool of funds to cover property taxes of long-term care facilities as a means of keeping pace with the 20,000 new beds now entering the system. As a result, the government is clawing back funding previously provided for property taxes in the 2003 calendar year from 90% to 73% and is estimating a further reduction to 50% in 2004. Extendicare’s Canadian operations have booked a $2.0 million provision in the 2004 first quarter comprised of $1.3 million for the claw back of 2003 funding, and an estimated $0.7 million for reduced funding for the first three months of 2004. Extendicare is working with its partners in the long-term care industry to ensure the government understands the serious nature of this issue.

With the final 10,000 new beds scheduled to open in Ontario this year occupancy levels are expected to feel increased pressure in certain markets. In Canada, Extendicare’s average occupancy on a same-facility basis has declined slightly from 97.6% to 96.8% in the first quarter of 2004 from the same period last year. The Company is addressing this through an increased emphasis on marketing and is also carefully managing costs.

As indicated previously, Extendicare remains committed to enhancing its quality standards program across its Canadian operations, ensuring residents continue to receive the highest quality care in its facilities.

“We remain on track to complete Phase I of our new build program in the United States on time and on budget, and it is our expectation that we will enjoy similar success as we roll out Phase II,” further commented Mr. Rhinelander. To date in 2004, EHSI completed and opened a 20-bed addition to a nursing facility in Wisconsin, a 16-unit addition to an assisted living facility in Kentucky and a 40-unit assisted living facility in Wisconsin.

In addition to its three-phase construction program, Extendicare is actively looking for accretive acquisition opportunities in the U.S. “We expect to close on the acquisition of five nursing homes (423 beds) located in Wisconsin and Indiana by the end of May,” concluded Mr. Rhinelander.

Quarters ended March 31, 2004 and March 31, 2003

Revenue increased by $40.9 million, or 9.5% over the prior year period, before the negative impact of the change in the foreign exchange rate of $44.9 million and the impact of ceased operations of $5.7 million. The U.S. operations contributed $31.4 million to this increase primarily due to higher funding levels and growth in Medicare patient census.

Revenue from Canadian operations increased $9.5 million, of which the new Ontario homes added $5.6 million, with the remainder due to the additional day in the quarter and changes in funding. The Canadian home health care operations experienced a 3.1% reduction in service hours as a result of constraints imposed by the Community Care Access Centres, however home health care revenue remained stable in comparison to the prior year period due to rate increases.

EBITDA rose to $51.0 million in the 2004 first quarter from $39.5 million in the same quarter last year. EBITDA as a percent of revenue increased to 11.9% from 9.0% in the prior year quarter.

U.S. EBITDA increased 40.7% to $43.7 million from $31.1 million in the prior year quarter. Increased funding and growth in Medicare patient census contributed to the improvement in earnings. A stronger Canadian dollar on translation of U.S. results negatively impacted EBITDA by $6.4 million and net earnings by $1.9 million.

EBITDA from Canadian operations declined to $7.3 million from $8.4 million in the prior year quarter. Earnings were lower due to the 2004 first quarter reduction in property tax funding of $2.0 million. The Company benefited from the new Ontario nursing homes and funding improvements, however, a substantial portion of the funding was used to support increased costs of resident care, through enhanced staffing levels, higher wages and benefits, and clinical supplies. Labour costs, excluding new and discontinued Canadian operations, increased $4.2 million or 5% over the prior year period, of which approximately $1.0 million was due to the additional day in the quarter.

Quarters ended March 31, 2004 and December 31, 2003

Net earnings from health care operations, prior to the gain on asset sales and other items, was $15.2 million, or $0.21 per diluted share in the first quarter of 2004, in comparison to $14.3 million, or $0.21 per diluted share in the fourth quarter of 2003.

EBITDA was $51.0 million in the 2004 first quarter compared to $50.6 million in the fourth quarter of 2003. EBITDA as a percent of revenue increased to 11.9% from 11.7% in the 2003 fourth quarter. EBITDA from U.S. operations increased 13.8% to $43.7 million from $38.4 million in the 2003 fourth quarter due to growth in Medicare patient census and increased private-pay rates.

In comparison to the fourth quarter of 2003, Canadian operations EBITDA declined to $7.3 million from $12.2 million. The reduction in property tax funding and sale of two Ontario facilities lowered earnings by $2.2 million. Approximately $2.0 million of the decrease was due to seasonality between the quarters, as described in more detail below, with the remaining decline primarily due to a 3.6% reduction in home health care hours of service and increased labour costs. The $2.0 million seasonal reduction in Canadian earnings resulted from: ParaMed’s flu-shot program, conducted annually in the fourth quarter, which earned approximately $0.4 million; higher utility costs of $1.0 million due to the winter months; and spending in the nursing home envelopes in excess of funding of $0.6 million, which is anticipated to reverse itself during the remainder of the year. Similar levels of utility costs and excess envelope spending occurred last year in the first quarter. The matching of the nursing home envelope funding with spending typically smoothes itself out by the end of the year, but can affect quarterly trends.

Other Items

During the first quarter of 2004, the Company reported a gain on sale of assets and other items of $10.1 million, which after tax credits contributed $10.7 million to net earnings, or $0.16 per share. The previously announced sale of two Ontario homes (275 beds) in February of 2004 for gross proceeds of $19.6 million resulted in a pre-tax gain of $12.7 million, and contributed $12.3 million to net earnings, or $0.18 per share. A portion of the proceeds were used to retire long-term debt of $6.6 million associated with the homes. In addition, during the first quarter of 2004, the Company’s U.S. operations prepaid in full US$13.0 million of Industrial Development Revenue Bonds that resulted in the write-off of $0.5 million of deferred financings costs. The Company made a formal decision to close an 86-bed nursing facility in Indiana and transfer the beds to an adjacent facility. As a result EHSI recorded a loss on impairment of assets of $2.1 million in the first quarter of 2004. On an after-tax basis these two charges totalled $1.6 million.

In February 2004, EHSI acquired for $1.9 million a skilled nursing facility in Washington that it had been previously operating under lease arrangements.

Extendicare’s equity share of earnings of Crown Life Insurance Company was $2.5 million ($0.03 per share) in the 2004 first quarter compared to $12.5 million ($0.18 per share) for the three months ended March 31, 2003. Results for the first quarter of 2003 included Extendicare’s share of non-recurring income of $9.4 million ($0.14 per share), as Crown Life recorded a reduction of provisions previously set up for certain contingent liabilities.

On March 31, 2004, Crown Life Insurance Company declared a dividend payable in the amount of $14.00 per common share, of which Extendicare’s 34.8% interest is $15.6 million. The dividend to Extendicare was in the form of a promissory note due June 30, 2004, and when collected will be accounted for as a reduction of the book value of the investment. Payment of the note, at Crown Life’s discretion, is to be paid in cash, or by way of transfer of the ownership of Extendicare’s Corporate Office in Markham, Ontario, with the balance to be paid in cash.

Under the terms of its normal course issuer bid, the Company purchased and cancelled to date in 2004, 93,500 Subordinate Voting and Multiple Voting shares at an average cost per share of $12.55.

In April 2004 EHSI refinanced its long-term debt with the issuance of US$125.0 million aggregate principal amount of 6.875% Senior Subordinated Notes due May 1, 2014 (the “2014 Notes”) issued at a price of 97.5001% of par to yield 7.23%, and the amendment and restatement of its existing credit facility, which included an increase in borrowing capacity from US$105.0 million to US$155.0 million. The proceeds from the 2014 Notes, cash on hand and new borrowing capacity are being used to refinance EHSI’s outstanding US$200.0 million aggregate principal amount of 9.35% Senior Subordinated Notes due 2007. In addition, EHSI terminated its existing interest rate swap and cap arrangements on a notional US$150.0 million, and entered into new interest rate swap and cap arrangements on a notional US$275.0 million.

In April 2004 EHSI concluded negotiations with Greystone Tribeca Acquisition, L.L.C. on the divestiture agreement for 15 Florida nursing homes previously owned and operated by EHSI, which Greystone has been operating since September 2000. The initial transaction in 2000 was treated as a deferred sale since a significant portion of the final consideration was contingent on certain events, and EHSI held an option to repurchase the facilities. On April 29, 2004, EHSI received US$2.6 million of interest, and in addition to the US$30.0 million of cash consideration initially received in 2000, EHSI will receive in June 2004, US$10.0 million as final payment of the contingent consideration. The finalization of this transaction will result in the recognition in the second quarter of 2004 of a pre-tax gain from the sale of assets of US$4.8 million and interest income of US$1.6 million.

At their meeting today, the Directors declared quarterly dividends on Extendicare’s Class I Preferred Shares, payable on August 16, 2004, to shareholders of record on July 30, 2004, and declared the monthly dividend of $0.063 per share on Extendicare’s Class II Preferred Shares, Series 1 (EXE.PR.E), payable on June 15, 2004 to shareholders of record on May 31, 2004. The dividends on the Class I, Series 3 Preferred Shares (EXE.PR.C) are $0.2475 per share. The dividends on the Class I, Series 2 (EXE.PR.B) and Series 4 (EXE.PR.D) Preferred Shares will be determined by applying $25.00 to one quarter of 71% and 72% of the average Canadian prime rate of interest, respectively, for the quarter ending June 30, 2004.

Extendicare, through its subsidiaries, operates 267 long-term care facilities across North America, with capacity for over 27,800 residents. As well, through its operations in the United States, Extendicare offers medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada. The Company employs 35,100 people in the United States and Canada.

In a separate news release issued today, Extendicare Inc. announced the 2004 first quarter financial results of its wholly owned U.S. subsidiary, Extendicare Health Services, Inc.

On May 7, 2004, at 10:00 a.m. (ET), Extendicare Inc. will hold a conference call to discuss its results for the first quarter. The call will be webcast live, and archived, in the investor information section of Extendicare’s website, www.extendicare.com. Alternatively, the call in number is 1-800-387-6216 or 416-405-9328. For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call until midnight on May 21, 2004. To access the rebroadcast, dial 1-800-408-3053 or 416-695-5800, conference ID number 3035667. Also, a supplemental information package containing historical annual and quarterly financial results and operating statistics on the Company can be found on the website under Investor Information/Investor Documents/Supplemental Information.

Statements contained in this release other than statements of historical fact, including statements regarding anticipated financial performance, business strategy and management’s plans and objectives for future operations, are forward-looking statements. These forward-looking statements can be identified as such because the statements generally include words such as “expect”, “intend”, “anticipate”, “believe”, “estimate”, “plan” or “objective” or other similar expressions. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, these statements. In addition to the risks and uncertainties related to these statements, other risks and uncertainties are identified in Extendicare Inc.’s or Extendicare Health Services, Inc.’s filings with Canadian and United States securities regulators and include, but are not limited to, the following: changes in the health care industry in general and the long-term care industry in particular because of political and economic influences; changes in regulations governing the industry and the Company’s compliance with such regulations; changes in government funding levels for health care services; resident care litigation, including exposure for punitive damage claims and increased insurance costs, and other claims asserted against the Company; the Company’s ability to attract and retain qualified personnel; the availability and terms of capital to fund the Company’s capital expenditures; changes in competition; and demographic changes. Given these risks and uncertainties, readers are cautioned not to place undue reliance on the Company’s forward-looking statements. All forward-looking statements contained in this report are necessarily estimates reflecting the best judgement of the party making such statements based upon current information, and the Company assumes no obligation to update any forward-looking statement.

For further information, contact:

Christopher Barnes
Extendicare Inc.
Manager, Investor Relations
Phone: (905) 470-5483
Fax: (905) 470-4003
Email: cbarnes@extendicare.com
Visit Extendicare’s Website @ www.extendicare.com

EXTENDICARE INC.
Condensed Consolidated Earnings

	Three months ended
(thousands of Canadian dollars except per share amounts)	March 31
	2004	2003
Revenue
Nursing and assisted living centres
United States	295,795	309,298
Canada	88,294	81,738
Outpatient therapy – U.S.	3,512	3,993
Home health – Canada	31,441	34,269
Other	10,530	10,005

	429,572	439,303
Operating and administrative costs	374,460	395,058
Lease costs	4,132	4,744

EBITDA (note 1)	50,980	39,501
Depreciation and amortization	14,135	16,405
Interest, net	12,850	15,609
Gain from asset disposals and other items	(10,068)	(1,081)

Earnings before income taxes	34,063	8,568

Income taxes
Current	15,065	2,188
Future (reduction)	(6,889)	989

	8,176	3,177

Earnings from health care	25,887	5,391
Share of earnings of Crown Life	2,452	12,485

Net earnings	28,339	17,876

Earnings per share
Basic	0.41	0.25
Diluted	0.40	0.25

Components of Diluted Earnings per Share
Health care operations, after preferred share dividends	$0.21	$0.06
Gain from asset disposals and other items	0.16	0.01
Share of earnings of Crown Life	0.03	0.18

	$0.40	$0.25

Note:

(1)	EBITDA refers to earnings before interest, taxes, depreciation, amortization, and gain from asset disposals and other items.

EXTENDICARE INC.
Condensed Consolidated Cash Flows

	Three months ended
(thousands of Canadian dollars)	March 31
	2004	2003
Cash provided by (used in) operations
Net earnings	28,339	17,876
Adjustments for:
Depreciation and amortization	14,135	16,405
Provision for self-insured liabilities	3,672	3,387
Payments for self-insured liabilities	(5,236)	(13,183)
Future income taxes	(6,889)	989
Gain from asset disposals and other items	(10,068)	(1,081)
Undistributed share of earnings of Crown Life, net of dividends received	(2,452)	(12,485)
Other	325	1,168

	21,826	13,076
Net change in operating working capital, excluding cash
Accounts receivable	2,122	5,892
Inventories, supplies and prepaid expenses	(5,434)	(7,660)
Accounts payable and accrued liabilities	(11,312)	(15,389)
Income taxes	8,105	13

	15,307	(4,068)

Cash provided by (used in) investment activities
Property and equipment	(16,437)	(13,777)
Acquisition	(1,891)	–
Net cash proceeds from dispositions	18,526	–
Other assets	4,854	361

	5,052	(13,416)

Cash provided by (used in) financing activities
Repayment of long-term debt	(25,654)	(1,416)
Decrease in investments held for self-insured liabilities	5,712	9,237
Purchase of shares for cancellation	(1,184)	(1,751)
Other	935	(346)

	(20,191)	5,724

Foreign exchange gain (loss) on cash held in foreign currency	755	(2,827)

Increase (decrease) in cash and cash equivalents	923	(14,587)
Cash and cash equivalents at beginning of period	74,846	52,624

Cash and cash equivalents at end of period	75,769	38,037

EXTENDICARE INC.
Condensed Consolidated Balance Sheets

	March 31	December 31
(thousands of Canadian dollars)	2004	2003
Assets
Current assets
Cash and short-term investments	75,769	74,846
Accounts receivable	149,695	150,048
Assets under divestiture agreement	44,221	43,722
Income taxes recoverable	1,713	9,654
Future income taxes	39,923	34,571
Inventories, supplies and prepaid expenses	19,335	13,928

	330,656	326,769
Property and equipment	819,643	821,682
Goodwill and other intangible assets	98,951	97,558
Other assets	204,918	208,130

	1,454,168	1,454,139
Investment in Crown Life Insurance Company	141,693	139,278

	1,595,861	1,593,417

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	259,928	268,206
Deposits under divestiture agreement	39,339	38,895
Accrual for self-insured liabilities	32,782	32,413
Current maturities of long-term debt	7,528	7,409

	339,577	346,923
Accrual for self-insured liabilities	62,153	62,990
Long-term debt	730,739	750,094
Future income taxes	75,729	76,977

	1,208,198	1,236,984
Share capital and contributed surplus	313,209	312,328
Retained earnings	59,382	31,959
Foreign currency translation adjustment account	15,072	12,146

	1,595,861	1,593,417

Closing US/Cdn. Dollar Exchange Rate	1.3113	1.2965

EXTENDICARE INC.
Financial and Operating Statistics

	Three months ended
(dollar amounts in Canadian dollars, unless otherwise noted)	March 31
	2004	2003
Revenue (millions)
United States	$308.0	$321.5
Canada	121.6	117.8

	$429.6	$439.3

EBITDA (millions)
United States	$43.7	$31.1
Canada	7.3	8.4

	$51.0	$39.5

Health Care Net Earnings (millions)
United States	$13.2	$2.7
Canada	12.7	2.7

	$25.9	$5.4

Components of Diluted Earnings per Share
Health care operations, after preferred share dividends	$0.21	$0.06
Gain from asset disposals and other items	0.16	0.01
Share of earnings of Crown Life	0.03	0.18

	$0.40	$0.25

U.S. Nursing Centre Statistics
Percent of Revenue by Payor Source (same-facility basis)
Medicare	32.7%	28.8%
Private/other	17.8	18.6
Medicaid	49.5	52.6
Average Daily Census by Payor Source (same-facility basis)
Medicare	2,206	1,966
Private/other	2,185	2,233
Medicaid	8,489	8,676
Average Revenue per Resident Day by Payor Source
(excluding prior period settlement adjustments) (US dollars)
Medicare (Part A and B)	$346.82	$318.12
Private/other	192.77	181.16
Medicaid	134.37	128.15
Medicare Part A only	317.99	290.78
Average Occupancy (excluding managed facilities) (same-facility basis)
Nursing facilities	91.2%	91.3%
Assisted living facilities	86.7	85.5
Combined nursing and assisted living facilities	90.8	90.7
Canadian facilities average occupancy (same-facility basis)	96.8%	97.6%
Extendicare Inc. total average occupancy (same-facility basis)	92.6%	92.8%
Average US/Cdn. dollar exchange rate	1.3180	1.5102